SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Common			78,568,229	0.2277	0.1193
Shares	Preferred			392,841,167	1.2520	0.5963
Transactions in the Month
Securities / Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Socopa	Buy	15	6,914	715.00	4,943.51
Shares	Preferred	Socopa	Buy	15	2,586	715.00	1,848.99
Shares	Preferred	Socopa	Buy	15	60,000	714.98	42,898.80
Shares	Common	Direct with the Company	Sell	14	27,200	589.62	16,037.66
Shares	Common	Direct with the Company	Sell	14	211,837	589.62	124,903.33
Shares	Preferred	Direct with the Company	Sell	01	155,000	645.31	100.023.05
Shares	Preferred	Direct with the Company	Sell	14	91,000	703.13	63,984.83
Shares	Preferred	Direct with the Company	Sell	14	1,078,776	703.13	758,519.77
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Common			78,329,192	0.2270	0.1189
Shares	Preferred			391,585,891	1.2480	0.5944

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors		( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Common			29,897,863,652	86.6619	45.3850
Shares	Preferred			12,205,141,741	38.8988	18.5274
Transactions in the Month
Securities / Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	14	200,000	589.62	117,24.00
Shares	Common	As stated in the Minutes	Merger	24	4,847,481,870	0.00	0.00
Shares	Common	Itaú Corretora	Sell	17	1	595.10	0.59
Shares	Common	Itaú Corretora	Sell	17	500,000	590.00	295,000.00
Shares	Common	Itaú Corretora	Sell	17	99,999	592.50	59,249.40
Shares	Common	Itaú Corretora	Sell	17	1,010,000	594.00	599,940.00
Shares	Common	Itaú Corretora	Sell	17	200,000	594.32	118,864.00
Shares	Common	Itaú Corretora	Sell	17	290,000	594.50	172,405.00
Shares	Common	Itaú Corretora	Sell	17	400,000	595.00	238,000.00
Shares	Common	Itaú Corretora	Sell	17	1	592.50	0.59
Shares	Preferred	Letter	Swap	15	45,000,000	0.00	0.00
Shares	Preferred	Itaú Corretora	Sell	15	200,000	725.00	145,000.00
Shares	Preferred	Itaú Corretora	Sell	15	200,000	725.00	145,000.00
Shares	Preferred	Itaú Corretora	Sell	15	10,000	725.99	7,259.90
Shares	Preferred	Itaú Corretora	Sell	15	2,090,000	721.12	1,507,140.80
Shares	Preferred	Itaú Corretora	Sell	15	2,500,000	721.00	1,802,500.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.59	36,879.50
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	20,000	737.00	14,740.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	50,000	737.00	36,850.00
Shares	Preferred	Itaú Corretora	Sell	16	430,000	737.00	316,910.00
Shares	Preferred	Itaú Corretora	Sell	16	300,000	742.00	222,600.00
Shares	Preferred	Itaú Corretora	Sell	16	480,000	742.00	356,160.00
Shares	Preferred	Itaú Corretora	Sell	16	500,000	742.00	371,000.00
Shares	Preferred	Itaú Corretora	Sell	16	70,000	742.00	51,940.00
Shares	Preferred	Itaú Corretora	Sell	16	80,000	742.00	59,360.00
Shares	Preferred	Itaú Corretora	Sell	16	70,000	742.00	51,940.00
Shares	Preferred	Itaú Corretora	Sell	16	1,000,000	743.00	743,000.00
Shares	Preferred	Itaú Corretora	Sell	16	1,500,000	745.00	1,117,500.00
Shares	Preferred	Itaú Corretora	Sell	16	2,500,000	750.00	1,875,000.00
Shares	Common	As stated in the Minutes	Merger	24	4,847,481,870	0.00	0.00
Shares	Common	Bradesco	Buy	17	50,000	590.50	29,525.00
Shares	Common	Bradesco	Buy	17	50,000	591.00	29,550.00
Shares	Common	Bradesco	Buy	17	10,000	591.20	5,912.00
Shares	Common	Bradesco	Buy	17	50,000	591.50	29,575.00
Shares	Common	Bradesco	Buy	17	100,000	592.25	59,225.00
Shares	Common	Bradesco	Buy	17	10,000	592.47	5,924.70
Shares	Common	Bradesco	Buy	17	50,000	592.50	29,625.00
Shares	Common	Bradesco	Buy	17	100,000	592.51	59,251.00
Shares	Common	Bradesco	Buy	20	330,000	593.00	195,690.00
Shares	Common	Bradesco	Buy	20	10,000	592.99	5,929.90
Shares	Common	Bradesco	Buy	20	40,000	588.99	23,559.60
Shares	Common	Bradesco	Buy	20	10,000	588.99	5,889.90
Shares	Common	Bradesco	Buy	23	260,000	598.00	155,480.00
Shares	Common	Bradesco	Buy	23	100,000	598.50	59,850.00
Shares	Common	Bradesco	Buy	23	200,000	599.00	119,800.00
Shares	Common	Bradesco	Buy	24	50,000	582.20	29,110.00
Shares	Common	Bradesco	Buy	24	200,000	586.00	117,200.00
Shares	Common	Bradesco	Buy	24	1,420,000	587.99	834,945.80
Shares	Common	Bradesco	Buy	24	2,470,000	588.00	1,452,360.00
Shares	Common	Bradesco	Buy	24	590,000	588.01	346,925.90
Shares	Common	Bradesco	Buy	24	460,000	590.00	271,400.00
Shares	Common	Bradesco	Buy	28	100,000	586.97	58,697.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Common			29,901,823,651	86.6734	45.3910
Shares	Preferred			12,147,641,741	38.7155	18.4401

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Same Class and Type
Shares	Common		27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Same Class and Type
Shares	Common		27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)	Quantity	%
				Same Class and Type	Same Class and Type
Shares		Common	1,345	0.0000	0.0000
Shares		Preferred	6,725	0.0000	0.0000
End Balance
Securities / Derivatives		Securities Characteristics (2)	Quantity	%
				Same Class and Type	Same Class and Type
Shares		Common	1,345	0.0000	0.0000
Shares		Preferred	6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.